

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

DIVISION OF
CORPORATION FINANCE
Mail Stop 3561

February 16, 2010

<u>By Facsimile and U.S. Mail</u>

Mr. Gregory P. Chandler
Chief Financial Officer
Emtec Inc.
525 Lincoln Drive
Marlton, New Jersey 08053

> **Re: Emtec Inc.**
> **Form 10-K for the Fiscal Year Ended August 31, 2009**
> **Filed November 25, 2009**
> **Form 10-Q for the Quarterly Period Ended November 30, 2009**
> **Filed January 14, 2010**
> **File No. 000-32789**

Dear Mr. Chandler:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 10-K for the fiscal year ended August 31, 2009</u>

Management's Discussion of Financial Condition and Results of Operations
Consolidated Results of Operations Overview, page 23

1.   In your operating results discussion on page 26, you disclose the various cost
        containment measures including the eliminations of positions, wage reduction programs
        and severance costs etc. Please tell us and disclose the amount of these costs recognized
        in 2009. Further, explain to us and disclose if any of these costs were recognized as a
        liability as of August 31, 2009 and their impact on your earning trends.

Critical Accounting Policies, page 34

2.   We note goodwill comprised approximately 17.5% of your total assets as of August 31,
        2009. Further, we read your disclosure on page 47 with respect to your market
        capitalization being less than your total stockholders' equity at August 31, 2009. Please
        expand your disclosure to provide additional qualitative and quantitative factors that
        convey to investors the current and ongoing risks related to the recoverability of your
        goodwill as well as the risks that charges may need to be recorded in future periods.
        Please refer to Item 303 of Regulation S-K and Section V of SEC Release No. 33-8350.
        In this regard, tell us and revise your future disclosure to address the following for each
        reporting unit:

        •   Amount of goodwill allocated to the reporting unit;
        •   Percentage by which fair value of the reporting unit exceeded carrying value as of the
            date of the most recent test;
        •   Description of the methods and key assumptions used and how the key assumptions
            were determined;
        •   Discussion of the degree of uncertainty associated with the key assumptions. The
            discussion regarding uncertainty should provide specifics to the extent possible, for
            example: the valuation model assumes recovery from a business downturn within a
            defined period of time; and
        •   Description of potential events and/or changes in circumstances that could reasonably
            be expected to negatively affect the key assumptions.

Report of Independent Registered Public Accounting Firm, page 38

3.   We note the auditors' report was not signed. Please provide conforming signature of
        your auditors in future filings. Refer to Rule 2-02 of Regulation S-X.

2. Summary of Significant Accounting Policies, page 43
Goodwill, page 46

4.   We note goodwill and intangible assets comprise a significant amount of your total assets. Please tell us and expand this note in future filings to include, for example, the reporting level at which the impairment tests for goodwill are performed. Refer to FASB ASC Topic 350 (Intangibles – Goodwill and Other).

5.   Please provide us and disclose, in future filings, a rollforward schedule of your goodwill carrying amount by reportable segment for all periods presented in accordance with paragraph 50-1 of FASB ASC Topic 350.

Identifiable Intangible Assets, page 47

6.   It appears you are using the straight-line method for amortizing your customer relationship intangible assets. Paragraph 35-6 of FASB ASC Topic 350-30 states the method of amortization should reflect the pattern in which the economic benefits of the intangible asset are consumed or otherwise used up and if that pattern cannot be reliably determined, then a straight-line amortization method should be used. Explain how you concluded the straight-line amortization method was appropriate. In addition, please tell us what pertinent factors were considered in your determination of useful lives of your customer relationship. We note you disclose a wide range of useful lives from 5 to 15 years. In this regard, identify for us the customer relationship with 15 year useful life and explain to us how their lives are reasonable in your circumstances. Please be detailed in your response. We may have further comment.

3. Acquisitions, page 53

7.   We note the acquisitions of Koan-IT, eBAS, and Aveeva contain the potential obligations to pay additional cash if certain performance targets are met. Please tell us and disclose the terms of these performance targets. Further, explain to us how you will account for the contingent consideration in the financial statements. In this regard, please explain and clarify in your disclosures if such consideration will be part of the purchase price or future compensation expenses. Please cite for us the applicable accounting literature utilized to reach your conclusion.

5. Inventories, page 55

8.   We note your inventory reserve amounts remained unchanged from FY2008 to FY2009; however, we note significant increase in your inventory from $902,000 in FY 2008 to $4,638,000 in FY 2009. In this regard, tell us and disclose how you determine the inventory markdowns and how you reasonably determined that the related reserve amount as of August 31, 2009 is adequate.

11.Stock-Based Compensation and Warrants, page 61

9.	We note your issuance of stock warrants during 2005 in which you are obligated to issue a variable number of common shares, in the aggregate, equal to 10% of the then total issue and outstanding, measured on a post-exercise basis, at any date during the five year term of the warrants. We also note their fixed aggregate exercise price of $3.7 million, but the exercise price per warrant will vary based on the number of shares issuable under the warrants. In this regard, it appears you classified the warrants within equity rather than liabilities. However, it appears that you should have recorded the warrants at inception as a liability and mark to market the change in their fair values through earnings for each reporting period. Please explain to us your accounting for the warrants in detail. We refer you to the guidance within paragraph 25-14 of FASB ASC Topic. 480-10. We may have further comments.

15. Segment Information, page 63

10.	We note in your revenue recognition policy in Note 2 on page 45 and elsewhere in the filing that you offer many different type of product and services. As such, please expand your disclosure to provide the amount of revenues for each product and service or each group of similar products and services. If providing the information is impracticable, please disclose that fact. Refer to paragraph 40 FASB Topic ASC paragraph 280-10-50.

Form 10-Q for the Quarterly Period Ended November 30, 2009

11.	Refer to Note 6 on page 14. Explain in detail why there had been no change in the allowance for doubtful accounts since August 31, 2009 in light of the significant increase in the accounts receivable amounts from $29.8 million to $41.7 million since August 31, 2009.

* * * *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review. Please submit your cover letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filings.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3377 with any other questions.

Sincerely,

Andrew Mew
Accounting Branch Chief